Exhibit 77(i)


                       TERMS OF NEW OR AMENDED SECURITIES

On November 2, 2001, the Board of Directors of the Registrant approved the issuance of a new class of securities of the Fund designated "Class I." Class I Shares (1) will be sold at the then-current net asset value without the imposition of a front-end sales charge; (2) are not subject to a fee for distribution or service activities; and (3) will not be subject to a contingent deferred sales charge.

Class I Shares will be identical to all other Classes of the Fund in all respects except for Class designation, allocation of certain expenses attributable to Class I shares, and voting rights. Class I shareholders will vote separately with respect to issues affecting only Class I. Class I Shares of the Fund will represent interests in the same investment fund as all other Classes of the Fund and, therefore, be subject to the same investment objectives, policies and limitations as all other Classes of the Fund.

Further description of Class I Shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan, as filed with Post-Effective Amendment No. 12 to the Registrant's Registration Statement on Form N-1A on November 9, 2001.